Exhibit 99.10

Betterware Concludes its Listing Process and Becomes the First Mexican Company
Directly Listed on the NASDAQ Stock Market

The Company Also Announces Preliminary Results for 2019

GUADALAJARA, Mexico, March 13, 2020 /PRNewswire/ – March 13th, 2020 – Betterware de Mexico S.A. de C.V. (“Betterware” or the “Company”) is pleased to announce that it has completed its business combination with DD3 Acquisition Corp. (“DD3”) and has become the first Mexican company to be directly listed on the NASDAQ Stock Market. Betterware’s ordinary shares commenced trading on the Nasdaq Stock Market today, under the symbol, “BWMX.”

“This is the beginning of a new expansion phase that will bring us closer to becoming the leading home solutions consumer company in the country and an important player in the Americas. I am grateful to the team for its the efforts and dedication to excellence and professionalism that brought Betterware to this important milestone on our growth plan. We are also delighted to become the first Mexican company directly listed on NASDAQ and further increase our compromise and commitment to our customers, employees and stockholders.

We are confident that Betterware is in a unique position to take advantage of this newly raised capital and foster its long-term growth strategy. By strengthening its capital structure, expanding its already stablished platform and creating additional sources of growth, we are confident that the Company will continue to create value for its stockholders,” added Mr. Luis Campos, Executive Chairman of Betterware.

In addition, Betterware announced preliminary unaudited financial results for the full-year 2019.Betterware’s financial and operational performance for FY 2019 set new records, among others, for Revenue, EBITDA, EBITDA margin, Profit and Loss, and distribution network outreach.

2019 was highlighted by a solid performance and included the following results:

●	Betterware’s distribution network reached approximately 417,000 active associates and 21,000 active distributors for a total of 438,000 as of December 31, 2019, representing a 28% year-over-year increase
●	Net revenue was Ps.3.074 billion, increasing 33% from 2018
●	EBITDA [1] increased by 45% to reach Ps.840 million
●	EBITDA margin reached 27.3%, compared to 24.9% in 2018

“The 2019 results exceeded our projections for the year, laying down the foundations of a high-growth and efficient operating platform, driven by its profitability, solid cash flow generation, financial discipline and low working capital requirements. As a result, it provides us great confidence to reiterate our 2020 EBITDA guidance as we originally projected,” stated Mr. Andres Campos, Betterware’s CEO.

“Additionally, we continue advancing in our evolution to become the market reference for home solution products in Mexico and LatAm; while increasing our commercialization capabilities, drawing from our cutting-edge technology, data analytics and unique logistic distribution system. In the 4Q19 we started our first international operations, our new distribution center is expected to be completely operational during 4Q20, and as a public company we are now well positioned to participate in the sector’s consolidation,” stated Mr. Luis Campos, Betterware’s Executive Chairman.

[1]	EBITDA: Net Income (Ps.485 million) + Tax Expenses (Ps.212 million) + Financing Costs (Ps. 110 million) + Depreciation and Amortization (Ps.34 million

The foregoing expected results are preliminary and remain subject to the completion of the Company’s year-end audit, and are therefore subject to adjustment. Investors are cautioned not to place undue reliance on the preliminary and unaudited estimates contained in this press release.

OTHER RELEVANT UPDATES

Betterware expects its warrants to be traded on the OTCQX market under the symbol “BWMXW” in the near future.

About Betterware

Founded in 1995, Betterware is a direct-to-consumer company in Mexico. Betterware is focused on the home solutions and organization segment, with a wide product portfolio for daily solutions including organization, kitchen preparation, food containers, smart furniture, among others.

Betterware has a distribution network of over 438,000 active distributors and associates, who serve approximately 3 million households in more than 800 communities throughout Mexico. Its main distribution center is located in Guadalajara, Jalisco.

About DD3

DD3 was a special purpose acquisition company formed for the purpose of effecting a merger, acquisition, or similar business combination. DD3 was sponsored by DD3 Mex Acquisition Corp., an affiliate of DD3 Capital Partners.

Forward Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, including Betterware’s 2020 EBITDA estimates, and the closing of the proposed Transaction. These statements are based on various assumptions and on the current expectations of Betterware management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Betterware. These forward-looking statements are subject to a number of risks and uncertainties, including changes in Betterware’s clients’ preferences, prospects and the competitive conditions prevailing in the industries in which Betterware operates; failure to realize the anticipated benefits of the business combination with DD3, including as a result of difficulty in integrating the businesses of DD3 and Betterware; the ability to meet Nasdaq’s listing standards; those factors discussed in Betterware’s prospectuses, in each case, under the heading “Risk Factors,” and other documents of Betterware filed, or to be filed, with the U.S. Securities and Exchange Commission. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Betterware does not presently know or that Betterware currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Betterware’s expectations, plans or forecasts of future events and views as of the date of this press release. Betterware anticipates that subsequent events and developments will cause Betterware’s assessments to change. However, while Betterware may elect to update these forward-looking statements at some point in the future, Betterware specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Betterware’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Non-IFRS and Other Financial Information

The financial information and data contained in this press release is unaudited and does not conform to the SEC’s Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any other document filed, or to be filed, with the SEC. This press release includes non-IFRS financial measures, including EBITDA and EBITDA margin, which are supplemental measures of performance that are neither required by, nor presented in accordance with, international financial reporting standards (“IFRS”). These non-IFRS financial measures do not have a standardized meaning and as used in respect of Betterware may not be comparable to similarly titled amounts used by other companies.

Investor Relations Contacts

Betterware IR	IRStrat

ir@better.com.mx	manuel.perez@irstrat.com

+52 (33) 3836 0500 Ext. 1203	+52 (55) 6378 2805

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